Part II: Activities of the Broker-Dealer Operator and its Affiliates
Item 6: Activities of Service Providers

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?
Yes

As noted above, PTT owns and manages the licensing of the order types available in the PURE ATS, and PTT's management has access to all Subscriber Confidential Information because of their involvement in the operation of PURE ATS.

PURE has also entered into an agreement with Operations and Compliance Network, LLC ("Ocean"), an affiliate of Nasdaq, pursuant to which Ocean hosts, operates, and supports the ATS technology platform. Pursuant to this agreement, Ocean provides certain support services related to PURE's compliance, surveillance, supervisory, record-keeping, and reporting obligations. Ocean performs all of these services subject to the direction and oversight of PURE as the Broker-Dealer Operator.

Pursuant to the agreement with Ocean, certain aspects of the services provided by Ocean to PURE utilize infrastructure and support services shared by Ocean and its affiliates. As the Broker-Dealer Operator, PURE is responsible for the operation of the ATS in compliance with the federal securities laws. In addition to the tools provided by Ocean, PURE will monitor orders and transactions in real-time via ATS drop copies into PURE's infrastructure.

With respect to the applicable Item numbers in Part III of this form, PURE is responsible for:

Items 1, 2, and 3 - Subscriber eligibility.
Items 7, 8, 9, 13, and 14 - Market structure design.
Items 4 and 20 - Business decisions regarding the hours of operation, and closing of the market due to technical or operational risks.
Item 19 - Fees.
Item 22 - Clearance and Settlement (via the ATS's clearing firm, Bank of America Securities, Inc. ("BAML"), a member of the National Securities Clearing Corporation ("NSCC")).

With respect to the applicable Item numbers in Part III of this form, Ocean provides the infrastructure and support services for the following items, subject to the direction and oversight of PURE as the Broker-Dealer Operator of the ATS:

Item 5 - Financial Information eXchange ("FIX") connectivity to Subscribers.
Item 10, 17, and 20 - The technical process of opening and closing of the ATS for regular hours, and in the event a regulatory trading halt or a market-wide circuit breaker is triggered.
Item 11 - Daily management of the ATS, including all the hardware and systems required for the operation of the ATS.
Item 15 - Display.
Item 21 - Trade reporting.
Item 23 – Ocean provides Securities Information Processor ("SIP") feed handler software (CTA and UTP) that enables the ATS to consume market data (which is provided by Exegy, Inc. ("Exegy")).

Two One additional entityies supports the ATS services in connection with the following Items:

Item 22 – PURE has an agreement with BAML to act on behalf of the PURE ATS to clear and settle all Subscriber transactions executed on the ATS. BAML will receive all such transactions and submit all executions to the NSCC for clearing.

Item 23 – PURE ATS uses Securities Information Processor ("SIP") market data provided by Exegy to determine the national best bid and offer ("NBBO"), protected quotes, and last sale, as well as to price, prioritize, execute, and remove firm and conditional orders on the ATS.

The following items do not apply to the PURE ATS:
Item 6 - Co-location.
Item 12 - Liquidity providers.
Item 16 - Routing.
Item 18 - Trading outside of regular trading hours.
Item 24 - Order display and execution access.
Item 25 - Fair access.
Item 26 - Aggregate platform data.

Part III: Manner of Operations
Item 8: Order Sizes

    a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?
Yes
If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

Order Types for both firm and conditional orders have the following minimum size requirements:
200%, 30%, 15%, and Custom have a 3,000-share minimum. LS orders have a 2,000-share minimum. The minimum share requirements are reviewed biannually. Any changes to the minimum order size requirements will be communicated to all Subscribers prior to the implementation of the change.

Pure ATS has not designated a maximum share size for any Order Type.

All orders are subject to PURE ATS's risk management controls, which include single order shares and notional value maximum thresholds. The thresholds are not publicly available, and are subject to change by PURE based on market conditions and Subscriber characteristics and trading history, among other factors.

Part III: Manner of Operations
Item 9: Conditional Orders and Indications of Interest

    a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

    [X] Yes   [ ] No

    If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

    PURE ATS accepts conditional orders from all Subscribers. Such conditional orders are only accepted by the ATS when entered through Subscriber algorithms through the Subscribers' FIX connections.

    Each conditional order specifies a symbol, side, quantity, and Order Type, and are subject to the same minimum size requirements as firm orders (described in Part III, Item 8).

    Conditional orders can interact (i.e., match), with both firm and conditional orders resting on the ATS (subject to the prioritization and matching logic described in Part III, Items 7 and 11). Once the ATS identifies a potential match, the ATS will send a firm-up request to the conditional side of the potential match (where both sides of the match are conditional orders, the ATS generates a bilateral firm-up request for each conditional side of the potential match). All firm-up requests contain an identification number for each bilateral pairing, the size of the requested firm-up, the limit, and the LTR.

    The Subscribers' algorithms receiving the firm-up request will then send corresponding orders that are firm. The Subscribers' algorithms may respond with orders that differ in quantity, price, and Order Type (as described in Part III, Item 7 above) than their conditional order. Each conditional order expires upon firm-up request, and firm-ups must be responded to within two seconds or otherwise the firm-up expires and no match occurs. After two seconds and expiration of the firm-up, a new conditional order would have to be sent to be considered for any future matches.

    Upon receipt of the firm-up order, the ATS will run its standard prioritization and match logic (as described in Part III, Items 7 and 11). If the firmed-up order remains compatible with the contra-side firm order (or firmed-up order where both sides of the match were conditional orders), and the contra-side firm order (or firmed-up order) remains available, the ATS will match the two orders. Note that if the ATS identifies a potential match for a contra-side firm order with another firm order (i.e., on the same side as the conditional order) prior to receiving a firmed-up order from the conditional side order (even after the firm-up request has been generated), the ATS will match the two firm orders ahead of the conditional order.

    Quantity and Order Type changes to conditional and firm orders can be made in accordance with the procedures described in Part III, Item 7. Once conditional orders are firmed-up, the~~All~~ firmed-up orders ~~conditional orders~~ are treated as Stream or Kill (SOK) orders. All conditional orders (including buy, sell, sell short, and sell short exempt) are cancelled at the end of the day.

Part III: Manner of Operations
Item 11: Trading Services, Facilities and Rules

      c.   Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

The ATS order book matches compatible firm or conditional orders with marketable price limits at the highest compatible LTR and provide fills as a function of the LTR and the contemporaneous SIP-reported trades based on the following logic (described in detail with examples in Part III, Item 7).

Prioritization

Firm and conditional orders are prioritized based on (i) Order Type, (ii) size of the order, (iii) marketability, and (iv) time the order was received, in that sequence. The ATS processes (i.e., assesses for matching compatibility, as described above in Part III, Item 7 and below) firm orders prior to conditional orders regardless of the order terms of the conditional orders.

The first term considered in prioritization ranking is the Order Type. Order Types are prioritized in the following order: (1) LS, (2) 200%, (3) 30%, (4) 15%, and (5) Custom. Custom orders will always be ranked behind the standardized Order Types. This is true even if a Subscriber enters a Custom order with a higher maximum % LTR than a non-Custom order. Additionally, when multiple Custom orders are resting on the ATS order book, such Custom orders will be prioritized first by the highest maximum LTR, followed by size, marketability, and arrival time.

For two orders in the same Order Type, the second term considered in prioritization ranking is the size of the order quantity. The larger the order, the higher the standing.

The third term considered in prioritization ranking (i.e., for orders that are the same Order Type and of equal size) is the marketability of the order. The marketability of the order for a potential stream match is the difference between the order's limit price and the contra-side NBBO. The greater the marketability, the higher the standing in terms of priority. LS orders also have marketability for a midpoint NBBO trade (i.e., not a stream match), if the order's limit price is at least at the midpoint of the prevailing NBBO (Midpoint NBBO trades occur only when two LS orders match and result in a single trade. These are described in Part III, Item 7 (Order Types and Attributes) in the Allocation and Price Discovery section and Example 6 in the same section).

The final term considered in prioritization ranking (i.e., for orders that are the same Order Type, equal size, and have equal marketability) is the time the order arrived, with priority being assigned chronologically. Given the aforementioned prioritization logic, it is by system design that orders arriving later could feasibly be given higher priority than earlier arriving orders.

Matching

Matches are bilateral (i.e., between only two orders). For a match to occur, two orders must be compatible. Compatibility means that there is a buy and sell order in the same security, both meeting the minimum marketability threshold (not applicable to midpoint NBBO trades), with overlapping LTRs (i.e., the LTR minimum to maximum range of one order overlaps with the LTR minimum to maximum range of another order), and that any additional order handling instructions sent with the orders (as described below in Additional Order Parameters) are satisfied. If there are overlapping LTRs, the orders will be matched at the highest LTR within the acceptable range for each order. If an order has residual LTR after being matched, the order's decremented LTR will be available for other matches, meaning the order can be in multiple matches concurrently. Note that for prioritization purposes, a decremented order maintains its original priority standing on the order book (e.g., an order using the 200% Order Type with a residual 170% LTR following a match, is still treated as a 200% Order Type for purposes of prioritization).

Allocation and Price Discovery

Once a match has occurred, the ATS will use each observed SIP-reported trade in the relevant security as a reference trade to generate a "child fill". A series of reference trades create a series of "child fills", or a stream of executions. Note that each SIP-reported trade is only referenced once in each stream (and all concurrent streams in the ATS reference each SIP-reported trade once). The ATS references SIP-reported trades in real-time as they are reported in succession (subject to the filtering logic described in Part III, Item 23, below). The time between SIP-reported trades in a relevant security will correlate to the time between child fills in a stream. (This refers to time between SIP-reported trades resulting from, for example, illiquid stocks. To the extent that there are malfunctions or other issues with the SIP that result in time gaps, the procedures set forth in Part III, Item 20, below will be applied). In the event that there is no SIP-reported trade after the match is formed, the orders will remain matched but there will be no child fills, and therefore no stream (i.e., a match can exist without a stream).

A stream will continue uninterrupted providing "child fills" as long as both orders remain marketable (i.e., the orders' limit prices are priced at or through the contra-side NBBO), have quantity remaining, and have not been cancelled.

Below is an example applying the ATS's matching logic to a series of orders:

The ATS receives three Buy orders in the following chronology:
Buy Order 1: 15%
Buy Order 2: 30%
Buy Order 3: 200%

The prioritization of the orders will be:
Buy Order 3 (Highest priority Order Type)
Buy Order 2 (2nd priority Order Type)
Buy Order 1 (3rd priority Order Type)

For a marketable incoming sell order (Sell Order 4), using the 200% Order Type:
Stream 1 would be created at an LTR of 200% between Buy Order 3 and Sell Order 4.
Buy Order 2 and Buy Order 1 would continue to rest because Sell Order 4's 200% rate was completed.

For a marketable incoming sell order (Sell Order 5), also using the 200% Order Type:
Stream 2 would be created at an LTR of 30% between Buy Order 2 and Sell Order 5.
Sell Order 5's available LTR is decremented to 170%.
And

Stream 3 would be created at an LTR of 15% between Buy Order 1 and Sell Order 5. Sell Order 5's available LTR is decremented to 155%.

After the creation of Stream 2 & 3, only Sell Order 5 will be resting in the order book with a remaining LTR of 155%. Sell Order 5 is participating in two streams, Stream 2 & Stream 3.

The LTR of each stream:
Stream 1 (Order 3&4) LTR: 200%
Stream 2 (Order 2&5) LTR: 30%
Stream 3 (Order 1&5) LTR: 15%

Given the following three contemporaneously processed trade reports from the consolidated tape:
SIP-reported Trade 1: 1,000 @ $36.99
SIP-reported Trade 2: 50 @ $36.9925
SIP-reported Trade 3: 200 @ $37

The orders in Stream 1 (comprised of Order 3 and Order 4) will receive the following child fills:
Stream 1 Child Fill 1: 2,000 @ 36.99
Stream 1 Child Fill 2: 100 @ 36.9925
Stream 1 Child Fill 3: 400 @ 37

The orders in Stream 2 (comprised of Order 2 and Order 5) will receive the following child fills:
Stream 2 Child Fill 1: 300 @ 36.99
Stream 2 Child Fill 2: 15 @ 36.9925
Stream 2 Child Fill 3: 60 @ 37

The orders in Stream 3 (comprised of Order 1 and Order 5) will receive the following child fills:
Stream 3 Child Fill 1: 150 @ 36.99
Stream 3 Child Fill 2: 8 @ 36.9925
Stream 3 Child Fill 3: 30 @ 37

The aggregated traded volumes in this example are as follows:
SIP Volume: 1,250 shares
PURE ATS Volume: 3,063
     Stream 1: 2,500 shares
          Order 3: 2,500 shares
          Order 4: 2,500 shares
     Stream 2: 375 shares
          Order 2: 375 shares
          Order 5: 375 shares
     Stream 3: 188 shares
          Order 1: 188 shares
          Order 5: 188 shares

Please note that Order 5 participated in two streams, and in aggregate sold 563 shares (375 shares in Stream 2 and 188 shares in Stream 3).

<u>Additional Order Parameters</u>

In the order book, the standard prioritization logic will be impacted when a Subscriber utilizes a HMMP (Human Matched Machine Processed) or PRO (Pre-Routing Optimizer) order instruction (explained in Part III, Item 14.a or imposes a self-match prevention constraint or conditional order restriction (implemented via a FIX message from the Subscriber;)these order instructions are explained in Part III, Item 14.a). These parameters each limit potential counter-parties or contra-side orders for a respective order; otherwise, the standard prioritization logic applies to the impacted orders.

Further, Subscribers can route orders (via FIX) with minimum execution quantities ("MEQ") for LS orders where the Subscriber sets the minimum LTR to be greater than the highest available LTR for all other available Order Types on the ATS. The effect of setting the minimum LTR at this level is to limit potential compatible contra-side orders to only LS orders. Where a Subscriber sets an MEQ for an order, the order will only be matched in the ATS to a contra-side order that can satisfy the MEQ (and is otherwise compatible with the order).

PURE ATS does not support post-only or counter-party segmentation or classification.

Price Limits, Marketability, Protection, and Improvement:
No orders will receive an execution that would violate the order's limit price. In order to optimize the creation of streams, the order book uses minimum marketability thresholds required prior to an order being eligible to match (as described in Part III, Item 7).

There is no price improvement from, nor will the price vary from the price of the trades referenced by the ATS.

Short Sales and Regulation SHO:
The ATS's Subscribers are limited to U.S. registered broker-dealers that are obligated to comply with Regulation SHO Rule 203(b)(1). The ATS will cancel and reject firm and conditional orders subject to Regulation SHO Rule 201. If short sale orders (firm or conditional) have been accepted prior to Rule 201 being triggered, the ATS will cancel the short sale orders back.

Locked and Crossed Markets:
PURE ATS will not execute midpoint blocks (LS to LS) when the market is crossed. PURE ATS will only execute midpoint blocks (LS to LS) when the market is locked if both the buyer and seller specify on the order that they are willing to execute during a locked market. During a (i) locked market or (ii) crossed market lasting less than 1 second, the PURE ATS will reference all SIP-reported trades. During a crossed market lasting longer than 1 second, the PURE ATS will reference SIP-reported trades originating on an exchange but will not reference SIP-reported trades originating on a Trade Reporting Facility ("TRF").

Time Stamping of Orders and Executions:
Firm and conditional orders are timestamped at the time they are accepted by the system in microseconds. The formation of a stream and each trade fill is also timestamped in microseconds. The ATS will timestamp Subscriber firm and conditional orders in compliance with FINRA time stamp and clock synchronization rules and guidance.

Errors:
PURE has Written Supervisory Procedures regarding errors, and errors will be handled consistent with the firm's error policies. For ATS (not Subscriber) errors, PURE maintains an

error account at its Clearing Broker (BAML) to book bona fide errors, and to trade out of them. Key elements of the ATS error policy include the following:

1) Errors must be escalated to the CCO immediately;
2) Errors must be corrected and documented as soon as practicable;
3) The ATS cannot be used to liquidate an error; and
4) PURE will not cover losses for Subscribers by treating transactions as errors when they are not.

Part III: Manner of Operations
Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

Yes

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Counter-parties can be limited using certain order instructions accepted by the ATS. Those order instructions are: (i) HMMP (Human Matched Machine Processed); (ii) PRO (Pre-Routing Optimizer); and (iii) self-trade prevention. The order instructions are sent by the Subscriber or by the Subscriber's customer, as described below.

The HMMP order instruction enables a Subscriber to limit its counter-parties to firm orders in the ATS sent by the Subscriber. This includes orders that the Subscriber has sent separately over time, or contemporaneously. Using the HMMP order instruction, for example, a Subscriber with compatible orders can send the orders to the ATS knowing they will only match with the orders the Subscriber sent. Use of HMMP is a Subscriber decision and, other than limiting the universe of eligible counter-parties, the orders (and any match) remain subject to the same ATS priority and matching logic described in Part III, Item 7.

The PRO order instruction is a functionality provided by the ATS to its Subscribers. The functionality enables a Subscriber to permit its customer to send directed orders to the ATS in which the directed order's potential counter-parties are limited to that Subscriber's inventory on the ATS (i.e., the directed order will only match with an order sent to the ATS through the same Subscriber). All orders with the PRO order instruction are automatically designated as IOC (in the case of an LS Order Type) or SOK. Use of a PRO order instruction is both a customer and Subscriber decision and, other than limiting the universe of eligible counter-parties, the orders (and any match) remain subject to the same ATS priority and matching logic described in Part III, Item 7.

PURE ATS also offers Subscribers a self-match prevention modifier that allows a Subscriber to prevent executions with other firm or conditional orders from that Subscriber in the ATS. This modifier does not prevent a Subscriber from trading against a customer order.

PURE ATS does not segment flow; only Subscribers and their customers can limit order interactions by using either the HMMP instruction, PRO instruction, or the self-match prevention.

In addition to limiting counter-parties, Subscribers can also choose to restrict (or not restrict) any order from interacting with contra-side conditional orders.

All of the above order instructions can be sent by the Subscriber via its FIX connection with PURE ATS in accordance with PURE ATS's FIX specifications (available to all Subscribers).

Part III: Manner of Operations
Item 23: Market Data

    a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

PURE ATS ~~uses~~ consumes SIP market data via feed handler software from Ocean ~~provided by Exegy~~ to determine the NBBO and protected quotes, as well as to price, prioritize, execute, and remove firm and conditional orders and trading interest on the ATS. Trades on the SIPs are comprised of exchange-reported and TRF-reported trades. PURE ATS also uses the SIP data to provide support services to Subscribers.

For the PURE ATS, SIP-reported trades means (i) continuous market trades that update the last sale, and (ii) odd lots. PURE ATS will not consider other trades that do not update the last sale (e.g., sold sales and derivatively priced trades). SIP-reported trades originating on exchanges are referenced as-is. SIP-reported trades originating on the TRF are only referenced if they have not traded through the relevant NBBO range during the corresponding 1-second window. To ensure that the order did not trade through the relevant NBBO range, the ATS uses FINRA TRF Timestamp 1 (defined as the participant's time stamp) and cross references the system's corresponding NBBO window at the participant's time stamp. PURE uses this approach because clock synchronization between the participant's timestamp and the NBBO window at that timestamp is more accurate than comparing the SIP-reported trade timestamp to the NBBO window at the time of the SIP timestamp.